Exhibit 99.1

Investor Relations Contact:

Lippert / Heilshorn & Associates

Cathy Mattison

(415) 433-3777

cmattison@lhai.com

Axesstel Reports Second Quarter 2011 Results

- Posts revenue of $7.5 million -

- Gross margin of 25% narrows net loss to $687,000 -

- Receives initial $7.9 million purchase order for its wireline replacement terminal from distributor for Tier 1 wireless carrier; expected to be delivered in the third quarter-

- Backlog grows to $16.3 million -

SAN DIEGO, CA – August 11, 2011 – Axesstel (OTCQB: AXST), a leading provider of fixed wireless voice and broadband data products to the worldwide telecommunications market, reported results for its second quarter and six months ended June 30, 2011.

Axesstel reported revenues for the second quarter of 2011 of $7.5 million. Net loss for the period was $687,000, or a loss of $0.03 per share. For the second quarter of 2010, the company reported revenue of $11.2 million and a net loss of $1.4 million, or a loss of $0.06 per share.

Clark Hickock, CEO of Axesstel, stated, “Our revenues can be impacted by the timing of large orders, and this was the case for the second quarter. However, there are a number of operating trends showing significant improvement. Our gross margin returned to an historic high level. Second quarter gross margin was 25% compared to 18% in the second quarter of 2010 and 20% in the first quarter of 2011. We expect gross margin to remain near 25% for the remainder of the 2011, driven by increasing sales to North America and the efforts we took in 2010 to re-engineer our products and reduce costs of goods sold. We also reduced operating expenses during the second quarter of 2011 which, combined with our improved gross margin, narrowed our net loss despite the lower revenues.”

“Our North American business achieved a significant milestone on August 1st when a tier one wireless carrier launched its wire-line replacement program using our wireless terminal platform. Under an OEM arrangement, the carrier will sell our terminals in North America as part of its strategic initiative to get business and consumers to replace traditional wire-line service with wireless service via its wireless network. During the second quarter, we received an initial purchase order from the carrier’s distributor for $7.9 million of these terminals, which we expect to deliver in the third quarter of 2011. The initial purchase order was a stocking order to provide product for the carrier’s retail and distribution channels. The amount and timing of additional orders will depend upon the success of the product’s sales,” Hickock concluded.

At August 1, 2011, Axesstel reported backlog of $16.3 million, substantially all of which is expected to be delivered in the third quarter. Based on the current backlog, and expectations for follow on orders from the carrier, Axesstel believes that its third and fourth quarter revenues and results from operations will be significantly improved over those experienced in the second quarter.

Financial Results

Revenues for the second quarter of 2011 were $7.5 million, compared to $11.2 million in the second quarter of 2010. Gross margin was $1.9 million for the second quarter compared to gross margin of $2.0 million in the same period last year. Second quarter 2011 operating expenses decreased to $2.2 million from $3.1 million in the second quarter of 2010. Second quarter 2011 net loss was $687,000, or a loss of $0.03 per share, compared to second quarter 2010 net loss of $1.4 million, or a loss of $0.06 per share.

For the six months ended June 30, 2011, the company reported revenue of $20.2 million, compared to $26.7 million for the first half of 2010. Net loss for the first half of 2011 was $1.2 million, or $0.05 per share, compared to a net loss of $2.8 million, or $0.12 per share, in the first half of 2010.

As of June 30, 2011, cash and cash equivalents were $861,000, compared to $77,000 as of December 31, 2010. Working capital was a deficit of $14.2 million at June 30, 2011. The company continues to fund its operating requirements through cash flows from operations and working capital and other bank financings. Axesstel ended the quarter with $6.2 million in bank financings including $4.7 million under the company’s account receivable financing facilities and

$1.5 million under a line of credit with a commercial bank in China. The company continues to evaluate options for additional financing.

Recent Highlights

•	Partnered with a tier one wireless carrier to produce an OEM version of its wireless terminal as part of the carrier’s nationwide wireline replacement marketing initiative.

•	Received an initial purchase order for $7.9 million for its wireline replacement terminal for a tier one carrier from the carrier’s distributor, Personal Communications Devices LLC (PCD).

•	Appointed wireless industry veteran Mark Fruehan and CFO Patrick Gray to Axesstel’s Board of Directors.

About Axesstel, Inc.

Axesstel (OTCQB: AXST) is a leading provider of fixed wireless voice and broadband access solutions for the worldwide telecommunications market. Axesstel’s best in class product portfolio includes wire-line replacement desktop phones and terminals, 3G and 4G broadband modems and gateway devices, machine to machine security devices, fixed wireless phones and voice/data terminals for high-speed data and voice calling services. The company has supplied millions of fixed wireless phones, modems, and gateways to leading telecommunications operators and distributors in over 50 countries worldwide. Axesstel is headquartered in San Diego, California. For more information on Axesstel, visit www.axesstel.com.

© 2011 Axesstel, Inc. All rights reserved. The Axesstel logo is a trademark of Axesstel, Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements relating to market penetration and conditions, product capabilities and the timing of new product introductions which may affect future results and the future viability of Axesstel. Axesstel wishes to caution readers that actual results could differ materially from those suggested by the forward-looking statements due to risks and uncertainties and a number of important risk factors. Those factors include but are not limited to the risk factors noted in Axesstel’s filings with the Securities and Exchange Commission, such as to the need for additional working capital; economic and political instability in developing markets served by Axesstel; unforeseen manufacturing difficulties, unanticipated component shortages, competitive pricing pressures and the rapidly changing nature of technology and frequent introductions of new products and enhancements by competitors; the competitive nature of the markets for Axesstel’s products; product and customer mix, Axesstel’s need to gain market acceptance for its products; dependence on a limited number of large customers; potential intellectual property-related litigation; Axesstel’s need to attract and retain skilled personnel; and Axesstel’s reliance on its primary contract manufacturer. All forward-looking statements are qualified in their entirety by this cautionary statement, and Axesstel undertakes no obligation to revise or update this press release to reflect events or circumstances occurring after this press release.

Tables to follow

AXESSTEL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenues	$7,539,886	$11,201,874	$20,176,916	$26,678,363
Cost of goods sold	5,672,978	9,154,223	15,762,921	22,039,669

Gross margin	1,866,908	2,047,651	4,413,995	4,638,694

Operating expenses
Research and development	513,697	584,103	1,005,640	1,456,453
Selling, general and administrative	1,675,727	2,465,950	3,940,673	5,279,440

Total operating expenses	2,189,424	3,050,053	4,946,313	6,735,893

Operating loss	(322,516)	(1,002,402)	(532,318)	(2,097,199)

Other income (expense)
Interest expense, net	(364,748)	(357,737)	(693,699)	(669,886)
Other, net	—	—	—	(133)

Total other income (expense)	(364,748)	(357,737)	(693,699)	(670,019)

Loss before income tax provision	(687,264)	(1,360,139)	(1,226,017)	(2,767,218)
Income tax provision	—	—	—	—

Net loss	$(687,264)	$(1,360,139)	$(1,226,017)	$(2,767,218)

Loss per share:
Basic	$(0.03)	$(0.06)	$(0.05)	$(0.12)

Diluted	$(0.03)	$(0.06)	$(0.05)	$(0.12)

Weighted average shares outstanding:
Basic	23,683,482	23,494,107	23,683,482	23,475,170
Diluted	23,683,482	23,494,107	23,683,482	23,475,170

AXESSTEL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	June 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$860,802	$77,099
Accounts receivable, net	5,418,021	7,716,953
Inventories, net	975,000	1,044,422
Prepayments and other current assets	1,444,676	535,781

Total current assets	8,698,499	9,374,255

Property and equipment, net	64,049	119,531

Other assets:
Licenses, net	150,000	210,000
Other, net	20,952	46,523

Total other assets	170,952	256,523

Total assets	$8,933,500	$9,750,309

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$12,611,202	$10,792,595
Bank financings	6,173,067	7,487,274
Accrued commissions	622,500	870,000
Accrued royalties	1,275,000	1,311,000
Accrued warranties	350,000	350,000
Other accrued expenses and current liabilities	1,907,977	1,703,516

Total current liabilities	22,939,746	22,514,385

Stockholders’ deficit	(14,006,246)	(12,764,076)

Total liabilities and stockholders’ deficit	$8,933,500	$9,750,309